FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THE SIGNING OF A CONTRACT TO COMPLETE THE CONSTRUCTION OF SEVEN
BUILDINGS OF THE MEXICO CITY INTERNATIONAL AIRPORT TERMINAL II FOR Ps. 1,939 MILLION

Mexico City, January 23, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the signing of a contract with Aeropuertos y Servicios Auxiliares, which was awarded through public bidding process, to complete the construction of the seven buildings that make up Terminal II of the Mexico City International Airport for a total of Ps. 1,939 million. The contract will be executed over a period of 208 days, beginning in January with scheduled completion in August 2006.

The unit price, fixed-term contract includes the construction of 350,000 m2 of interior space and 150,000 m2 of exterior works. The work includes reinforced concrete structures, masonry, aluminum and glass, iron work, finishing, installations, prefabricated facades, signage, equipment and furniture.

###

ICA, the largest engineering, construction, and procurement company in Mexico, was founded in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information please visit our website at: www.ica.com.mx

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2006

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance